SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2012

Beginning with the first quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of €1.00 = $1.2973.

Revenues, Net income and EPS for the comparable period are also provided in this document, on a non-IFRS basis, in USD translated at the average exchange rate of the respective period.

FIRST QUARTER

Revenues

First quarter revenues increased 50.2% to $87.9 million from $58.5 million in the first quarter of 2011.

Western Europe revenues increased 49.6% to $45.7 million from $30.5 million; America’s revenues increased 93.3% to $25.6 million from $13.3 million; Asia-Pacific revenues increased 109.6% to $9.9 million from $4.7 million; and CEMEA revenues decreased 33.5% to $6.7 million from $10.0 million.

Soda maker unit sales increased 15% to 683,000 from 592,000; C02 refill unit sales increased 29% to 3.7 million; and flavor unit sales increased 52% to 5.8 million. Excluding sales to the Czech Republic from the first quarter of 2011 and 2012, soda maker unit sales increased 54% year over year.

Gross Margin

First quarter gross margin was 55.0% this year compared with 53.5% last year. The 150 basis point increase in gross margin resulted primarily from the addition of higher margin revenues in the Nordics following the shift to self-distribution in this territory.

Sales & Marketing

Sales and marketing expenses for the first quarter were $27.3 million, or 31.0% of revenues, compared to $17.1 million, or 29.3% of revenues for the same quarter last year. The increase is primarily attributable to an increase in selling expenses associated with higher revenues and the addition of the Nordics expenses following the shift to self-distribution in this territory. A&P represented approximately 11% of revenues compared to approximately 10% a year ago. First quarter 2012 A&P spend as a percent of revenues was below the Company’s full year projection.

General & Administrative

General and administrative expenses for the first quarter were $9.6 million, or 11.0% of revenues, compared to $7.5 million, or 12.8% of revenues last year. This includes the additional expenses associated with the Nordics and CEM acquisitions. The first quarter of 2012 and 2011 both included approximately $1.4 million of share based compensation expense.

Operating Income

Operating income increased to $11.5 million, or 13.1% as a percentage of revenues as compared to $6.7 million, or 11.4% of revenues in the first quarter of 2011. The 170 basis point increase in operating margin was driven by improved gross margins and the leveraging of general and administrative expenses on higher sales.

Tax Rate

Effective tax rate for the first quarter 2012 was 12.0% compared to 15.6% in the first quarter of 2011. The lower tax rate was primarily the result of geographical income distribution and utilization of taxable losses.

Net Income

First quarter 2012 net income on an IFRS basis was $10.1 million, or $0.48 per share based on 21.0 million weighted shares outstanding. This compares to net income on an IFRS basis of $5.5 million, or $0.28 per share based on 19.6 million weighted shares outstanding from the first quarter of 2011.

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Excluding the share based compensation expense, first quarter 2012 adjusted net income was $11.5 million, or $0.55 per diluted share, compared to adjusted net income of $6.9 million, or $0.35 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates did not materially impact first quarter 2012 results of operations. Q1 revenues in Non-USD currencies were 71% of the total revenues of which most were currencies used also in the first quarter of 2011, mainly the EUR. The impact of foreign exchange rates on revenues, taking into account the changes in these currencies’ rate against the USD and the translation to USD at a constant rate of 1.2973, was positive by approximately $1.4 million. On the other side, approximately 60% of the Company’s costs and expenses were also in Non-USD currencies, mainly the EUR and the Israeli Shekels. This offset the majority of the positive revenues’ impact and resulting in non-material impact on the operating income for the quarter compared to the first quarter of 2011.

Balance Sheet

As of March 31, 2012, we had cash and cash equivalents and bank deposits of $52.0 million compared to $74.3 million at December 31, 2011. The decrease is primarily attributable to the acquisition of the Nordics distribution activity. As of March 31, 2012, the Company had loans and borrowings of $3.2 million, compared to $4.0 million as of December 31, 2011.

Working capital at March 31, 2012 increased 16.9% to $91.5 million compared to $78.3 million as of December 31, 2011.

Inventories at March 31, 2012 increased 18.6% to $90.9 million compared to $76.6 million on December 31, 2011. The increase in inventories was primarily attributable to the additional inventory from the acquisition of the Nordics distribution activity and an increase in finished goods in preparation for upcoming distribution expansion and increased demand.

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Revenues, Net income and EPS for the comparable period in USD translated at the average exchange rate of the respective period (non-IFRS basis)

	Q112	Q111 €1.00 = $1.2973	Q111 (non-IFRS) €1.00 = $ 1.3673
Revenues ('000)	$ 87,868	$ 58,506	$ 61,663
Net income ('000)	$ 10,111	$ 5,487	$ 5,785
Net income ('000) (non-IFRS)	$ 11,522	$ 6,858	$ 7,230
EPS diluted	$ 0.48	$ 0.28	$ 0.30
EPS diluted (non-IFRS)	$ 0.55	$ 0.35	$ 0.37

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